Exhibit M

26.  Attach as Exhibit M the following:

a. A complete list of all dues, fees, and other charges imposed, or to be imposed, as well as all discounts or rebates offered, or to be offered, by or on behalf of the applicant for its services, including the security-based swap data repository's services, securities information processor's services, and any ancillary services, and identify the service(s) provided for each such due, fee, other charge, discount, or rebate;
b. A description of the basis and methods used in determining at least annually the level and structure of the services as well as the dues, fees, other charges, discounts, or rebates listed in paragraph a of this item; and
c. If the applicant differentiates, or proposes to differentiate, among its customers, or classes of customers in the amount of any dues, fees, or other charges imposed or any discount or rebate offered for the same or similar services, then state and indicate the amount of each differential. In addition, identify and describe any differences in the cost of providing such services, and any other factors, that account for such differences.

Below is the draft DDR Fee Schedule proposed to be imposed for DDR services.
a. The draft DDR Fee Schedule lists the Monthly Access Fee applicable to all Users and Variable Monthly Maintenance Fees based on transaction volumes for each open position.  The Variable Monthly Maintenance Fees are charged regardless of asset class or service rendered.  There are no separate fees for security information processor services.  DDR offers no ancillary services at this time.  The final Fee Schedule, along with any discount funding proposal, must be approved by the DDR Board.  Approval will follow a determination of the actual costs related to the full development requirements.

b.  The Fee Schedule is reviewed annually by the CEO based on input from the Business Manager and is adjusted, if necessary, to reflect actual costs and anticipated costs of future development due to regulatory changes, system improvements and industry requirements. All modifications to the DDR Fee Schedule are reviewed by DDR Counsel and the DDR Chief Compliance Officer and must be approved by the DDR Board before they may be formally filed with DDR's regulators.

c. DDR may determine to offer a discount that may be applied by client type, such as SB Swap Dealer.  Any such determination would be considered a proposed change to DDR's fee schedule, as described above.   DDR posts proposed notifications of changes to its rules and fees on its public website.

SEC Fee Schedule - DRAFT

- All Users will be required to pay a Monthly Access Fee and Variable Monthly Maintenance Charges

- All fees are payable in US Dollars

Monthly Access Fee

- Each User will be charged $200 dollars per month

Variable Monthly Maintenance Fees

- Variable Monthly Maintenance Fee is charged for each open position (unique transaction ID) submitted for SEC reporting.

- The fees are assessed for any open position within the billing cycle month regardless if the position is subsequently closed in the same month.

- The Tiered Rate Card below describes the price per position based on the number of open positions in each tier.  For example, if a User has 10,000 positions, the User will pay $3.50 per position for the first 5,000 positions, and $2.75 per position thereafter equaling a total variable monthly maintenance fee of $31,250.

SEC Tiered Rate Card
Tier  Minimum  Maximum Price Max Cost per Tier
1 0  100   $3.50   $350
2 101  1,000  $3.00   $2,700
3 1,001 5,000  $2.50   $10,000
4 5,001 10,000  $2.25   $11,250
5 10,001 50,000  $2.00   $80,000
6 50,001 200,000  $1.25   $187,500
7 200,001 500,000  $0.40   $120,000
8 500,001 No Limit  $0.10   No Limit